January 15, 2015

VIA EMAIL ONLY

Board of Directors
Valley High Mining Company

Gentlemen,

I hereby resign my position as President of Valley High Mining Company (the “Company”), effective immediately. I will remain as Chief Financial Officer and as a Director for the Company.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

/s/ William Wright
William Wright